UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. Announces Its Annual Shareholders’ Meeting Agenda

LIMA, Peru--(BUSINESS WIRE)--February 17, 2015--Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) in accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, announces the following:

The Company’s Board of Directors, in its session held on February 13, 2015, agreed unanimously to call an Annual Shareholders’ Meeting, to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 10:00 am (Peruvian time) on March 27, 2015, while the second call will be at 10:00 am (Peruvian time) on March 31, 2015, to discuss the following agenda:

  Approval of the Financial Statements and Annual Report ended December 31, 2014
  Management analysis and discussion, of the Company’s financial results (Annual Report, Audited Consolidated Financial Statements, and External Auditor’s Report for the fiscal year ended December 31, 2014)
  Designation of external auditors for the financial year 2015
  Ratification of the distribution of dividends during fiscal year 2014
  Application of fiscal year 2014 profits and delegation to the Board of Directors of the authority to decide the distribution of dividends based on the retained earnings account and fiscal year 2015 operating results

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 55 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
In Lima:
Cementos Pacasmayo S.A.A.
Manuel Ferreyros, CFO
Claudia Bustamante, Investor Relations
Tel: 511-317-6000 ext. 2165
cbustamante@cpsaa.com.pe
or
In New York:
i‐advize Corporate Communications, Inc.
Rafael Borja / Melanie Carpenter
Tel: 212-406‐3693
cementospacasmayo@i-advize.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ CARLOS JOSE MOLINELLI MATEO

Name:	Carlos Jose Molinelli Mateo

Title:	Stock Market Representative

Dated:	February 17, 2015